EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Loss from continuing operations	$(1,969)	$(10,245)	$(9,783)	$(14,259)

Add from continuing operations:
Interest on indebtedness	12,891	13,780	25,861	24,979
Portion of rents representative of the interest factor	414	401	826	795
	$11,336	$3,936	$16,904	$11,515
Fixed charges from continuing operations:
Interest on indebtedness	$12,891	$13,780	$25,861	$24,979
Capitalized interest	680	503	1,319	911
Portion of rents representative of the interest factor	414	401	826	795
Fixed charges	$13,985	$14,684	$28,006	$26,685

Ratio of earnings to fixed charges	—	—	—	—
For the three months ending June 30, 2012 and 2011, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $2.6 million and $10.7 million, respectively.
For the six months ending June 30, 2012 and 2011. the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $11.1 million and $15.2 million, respectively.